UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

The Engraving Masters, Inc.
(Name of Small Business Issuer in its charter)

Nevada	20-5543728
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3717 W. Woodside
Spokane, WA	99208
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (509) 599-2728

Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered under Section 12(g) of the Act:
Common Stock
(Title of class)

PART I

Description of Business.

Business Development and Summary

The Engraving Masters, Inc. was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on September 11, 2006.  We are authorized to issue up to 200,000,000 shares of no par value common stock.  To date, we have issued an aggregate of 7,630,000 shares of our common stock to 26 shareholders of record.  We have had limited operations and are considered a development stage company.  Since our inception through September 30, 2007, we did not generate any revenues and incurred a net loss of $6,232.  Since our formation, our operations have been devoted primarily to startup and development activities.

In January 2007, we entered into a Procurement Agreement with The Engravers, Inc., an engraving company founded in 1982 in Spokane, Washington, which is owned and operated by the family of our officers and directors.  This Agreement provides us with access to the inventory, engraving equipment and facilities and expertise of The Engravers.  We will not maintain any inventory.  All items that will be listed on our proposed website will be acquired from the inventory of The Engravers, and are expected to be available on a just-in-time basis.  When we receive an order, an order for the merchandise and engraving services will be placed concurrently with The Engravers, who will fulfill the order with their saleable inventory and engraved by their engraving equipment and personnel.  We will not hire any engraving employees and will not own any capital equipment.  Pursuant to the Procurement Agreement, all products purchased from The Engravers will be acquired at the wholesale cost of the item, calculated as the cost of the inventory, engraving costs, freight in and freight out.

We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer

Principal Products and Principal Markets

We are an online retailer of engraved products and awards, consisting of trophies, plaques, medals, statuettes and other recognition awards capable of being engraved with various congratulatory or personal phrases, for the purpose of recognizing achievements in sports, academics or other celebrations.  We have reserved the domain www.TheEngravingMasters.com, which will serve as our base of operations and the sole method through which sales will be initiated and realized.  Currently, the site is in development and has not been published.  Once the website is enabled as a sales channel, it will be expected to serve as our sole method of generating sales.  Resultantly, until the website is published, we will be unable to begin to generate revenues.

Our management believes that the best method for us to compete with online companies is to access the inventory and facilities of an established brick and mortar partner.  Resultantly, we have entered into a Procurement Agreement with The Engravers, a related-party engraving company founded in 1982 and serving the Spokane, Washington region, whereby we will not incur the significant inventory and overhead investments that many of our competitors do.  We will not carry any inventory of our own, nor will we own any engraving equipment or supplies.

Once we establish our website, customers will be able to view a selection of products available for sale.  Customers will also be able to consider engraving options, such as font styles and sizes.  Upon receiving an order online, we will confirm the accuracy of the order with the customer, then notify The Engravers of the items to be removed from The Engravers’ inventory and the engraving work to be done.  We will maintain no inventory and will outsource all engraving work to The Engravers.  We will rely solely upon The Engravers for all inventory and engraving services; thus we will maintain no inventory and will not own any engraving machinery or equipment.

Distribution Methods of the Products

We expect to use general parcel and postal services as our distribution methods to fulfill customer orders.  Such services include, without limitation, United Parcel Service, DHL, Federal Express and the United States Postal Service.

Industry background and competition

The market for engraving services and recognition awards in the United States is highly competitive and severely fragmented.  Our management believes there are moderate barriers to entry, including relatively high start-up costs for engraving equipment and inventory.  In the Spokane, Washington area, there are approximately three engraving companies, including The Engraver, with which we have a Procurement Agreement, listed in the Yellow Pages, all of which have only a local or regional presence.  To our knowledge, Things Remembered is the largest engraving company with a nationally recognized brand and physical presence.  There are also a number of regional engraving companies supplementing their business via the Internet.  A simple web search retrieves approximately 854,000 references for the phrase “engraving companies.”

Our management believes that most of our competitors are larger and have greater financial, technical, marketing and other resources, significantly greater name recognition and more traffic to their web sites.  Competition depends to a large extent on clients' perception of the quality of the award products and engraving services we provide in comparison to those of our competitors.  To the extent we lose clients to our competitors because of dissatisfaction with our products and services, or if our reputation is adversely impacted for any other reason, our ability to attract customers, and there for our ability to generate revenues, will be reduced.

Principal suppliers

We will not directly procure any raw materials, nor will we produce or engrave any of the products we intend to sell.  In accordance with our Procurement Agreement, all orders we receive will be fulfilled by The Engravers from start to finish.  We will not maintain any inventory and we will not perform any engraving services.  As a result, The Engravers are our sole method of completing customer orders.  We have no alternate supply sources.  Our business would be seriously harmed if our relationship with The Engravers were terminated or if we were unable to obtain sufficient quantities of merchandise on acceptable terms from The Engravers.  Additionally, we may be unable to establish alternative sources of supply to ensure delivery of merchandise in a timely and efficient manner or on terms acceptable to us.  If we cannot obtain and stock our products at acceptable prices and on a timely basis, we may lose potential sales.

Need for any government approval of principal products or services

We are not aware of any need for us to obtain government approval for the products we plan to sell.

Employees

We presently have no employees.  Instead, we presently rely on the efforts of David Uddman and Jolene Uddman, our executive officers.  We believe that our operations are currently on a small scale that is manageable by these individuals on a part-time basis.

Reports to Security Holders

(1)

We will furnish shareholders with annual financial reports certified by our independent registered public accountants.

(2)

We intend to become a reporting issuer with the Securities and Exchange Commission.  We will file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended as required to maintain the fully reporting status.

(3)

You may read and copy any materials The Engraving Masters will file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site (http://www.sec.gov).

Management’s Discussion and Analysis or Plan of Operation

Management’s Discussion

We were incorporated in the State of Nevada on September 11, 2006.  We are a startup company with limited operations and no contract employees.  In our initial operating period from inception to September 30, 2007, we did not generate any revenues, while incurring a cumulative net loss of $6,232 for the period.  The cumulative net loss was attributable to general and administrative expenses related to the costs of start-up operations and depreciation expense.

Since our inception, our efforts have focused primarily on the development and implementation of our business plan, which include the following activities:

1.

Formation of the company and obtaining start-up capital;

2.

Obtaining capital through sales of our common stock;

3.

Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan;

4.

Entering a Procurement Agreement with a supplier; and

5.

Reserving a domain name at http://www.theengravingmasters.com.

We are an early stage company with limited operations.  In our initial operating period from inception to September 30, 2007, we generated no revenues, while incurring $6,232 in expenses incurred in pursuit of our business objectives.  This resulted in a cumulative net loss of $6,232 for the period, which was attributable to general and administrative expenses related to the costs of start-up operations.  Our start-up costs from inception to September 30, 2007 include the following:

Account	Amount

General and administrative:
(office supplies, utilities, bank service fees, office expenses, etc.)	$ 5,182
Accounting fees	$ 1,050

No development related expenses have been or will be paid to our affiliates.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

At the time of incorporation, we had limited to no operations and no funds with which to finance our operations.  In consideration of this dilemma, our former sole officer and director sought investment from third-parties.  As a result, since our incorporation, we have raised capital through private sales of our common equity, as follows:

1.

On October 5, 2006, we issued 6,000,000 shares of our common stock to David Uddman, an officer and director, in exchange for cash in the amount of $10,000.

2.

In October 2007, we sold an aggregate of 1,630,000 shares of our common stock in an offering made under Regulation D, Rule 504 to 25 individuals, for cash in the amount of $32,600.  Prior to, and up to the time of this offering, our operations were minimal and limited to forming our corporate identity, obtaining seed capital through sales of our equity, establishing our corporate hierarchy and began pursuit of our primary business plan.

Generating sales in the next six to 12 months is important to support our business.  Unfortunately, we cannot guarantee that we will generate such growth.  As of September 30, 2007, we had $3,993 of cash on hand, which we believe is not sufficient to continue our operations for the next at least 12 months.  Subsequent to that date, we completed an offering of our common stock, whereby we raised gross proceeds of $32,600.  Our management believes these funds are sufficient to implement our planned strategies and establish a base of operations over the next 12 months.  However, if our expenses are greater than anticipated and we do not generate sufficient cash flow to support our operations over the next nine to 12 months, we may need to raise further capital by issuing capital stock or debt securities in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Our sole officer and director does not expect to incur research and development costs.

We do not have any off-balance sheet arrangements.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

We do not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appears sufficient at this time.  We believe that our operations are currently on a small scale that is manageable by these two individuals.

We have not paid for expenses on behalf of any of our directors.  Additionally, we believe that this fact shall not materially change.

Plan of Operation

As of September 30, 2007, we had only $3,993 of cash on hand.  In an effort to obtain additional working capital, in October 2007, we completed an offering of our equity securities, whereby we sold an aggregate of 1,630,000 shares of our common equity for total gross cash proceeds of $32,600.  We believe that these funds will be sufficient to satisfy our start-up and operating requirements for the next 12 months.  The table below sets forth the anticipated use of funds for the elements of our business plan that constitute top priorities and the amount expended as of September 30, 2007:

	Amount	Amount	Estimated
	Allocated	Expended	Completion

Accounting fees	$8,000	$ 0	Quarterly
Advertising and marketing	$6,000	$ 0	May 2008
Legal and professional fees	$3,000	$ 0	Use as needed
Office equipment	$4,000	$ 0	Use as needed
Office supplies	$1,500	$ 0	Ongoing
Website development and maintenance	$4,000	$ 0	February 2008
Working capital	$6,100	$ 0	Ongoing

As of the date of this registration statement we are a development stage company with no revenues and a limited operational history.  Our business goal is to become an online retailer of personalized engraving services.  We have not yet published our web page, and therefore do not have any revenue generating capabilities at this time.  Our management has identified two key operational objectives as critical success factors in order for us to continue as a realize revenues in an effort to become a going concern:

1.

Establish our Internet presence:  We intend to operate solely as an online company.  All sales are expected to be realized through our proposed web site.  Without an Internet presence, we will be unable to generate any revenues.  Therefore, we believe that developing a website is imperative in executing our proposed business.  We have reserved the domain name www.TheEngravingMasters.com.  The site is not currently operations and we are working to develop content for the web site.  We have budgeted approximately $4,000 toward establishing a working version of our website during the first quarter of 2008.  Our management expects to refine and improve the site as our capital permits and our operations warrant.

2.

Develop and implement an Internet marketing strategy:  Within three months after publishing out Internet site, our management plans to develop and implement a promotional strategy to generate awareness of our brand and proposed products, as well as drive traffic to our proposed web site.  Our current plan is to utilize search engine placement and keyword submission optimization services to increase the visibility of our website.  Our management estimates our budget for these advertising methods is approximately $500 per month, over the twelve months following implementation.  However, we continuously assess new marketing strategies; thus, we cannot predict whether the actual marketing and advertising efforts we implement will remain in its current form or not.  To date, we have not developed or implemented any marketing strategy.

In addition, we expect to incur approximately $11,000 in accounting, legal and professional expenses related to being a public reporting company over the next 12 months.  Although our officers and directors have no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.  Our officers and directors recognize that we are required to continuously file reports with the SEC and any exchange we may be listed on, and understand the resultant increased costs of being a public reporting company.

We cannot predict the stability of current or projected overhead or that we will generate sufficient revenues to maintain our operations without the need for additional capital.  If we do not generate sufficient cash flow to support our operations over the next 12 months, or if our overhead increases substantially, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

As of the date of the registration statement, we have no plans to perform any product research and development in the near term.  There are no expected purchases of plant or significant equipment.  Also, there are no plans to hire additional personnel in the near term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Description of Property

We use office space at 3717 W. Woodside, Spokane, Washington 99208.  Our officers, David and Jolene Uddman, provide the office space at no charge to us.  We believe that this arrangement is suitable given that our current operations are primarily administrative.

We believe that we will not need to lease additional administrative offices for at least the next 12 months.  There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners and management

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of our common stock by any person (including any "group") who is known to us to be the beneficial owner of more than five percent of any class of our voting securities:

Title Of Class	Name, Title and Address of Beneficial Owner of Shares(1)	Amount of Beneficial Ownership(2)	Percent of Class Before Offering

Common	David Uddman, President and Director	6,000,000	78.64%

	All Directors and Officers as a group (1 person)	6,000,000	78.64%

Notes:

(1)  The address of each executive officer and director is c/o The Engraving Masters, Inc., 3717 W. Woodside, Spokane, WA 99208.

(2)  As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security).

Directors and Executive Officers, Promoters and Control Persons

The following sets forth certain information with respect to executive officers, directors, key employees and advisors of The Engraving Masters, Inc. as of the date of this Registration statement:

Name	Position	Period of Service(1)

David A. Uddman (2)	President and Director	September 2007 - 2008

Jolene M. Uddman (2)	Secretary, Treasurer and Director	September 2007 - 2008

Notes:

(1)  Our directors will hold office until the next annual meeting of the stockholders, which shall be held in September of 2008, and until successors have been elected and qualified.  Our officers were appointed by our directors and will hold office until he or she resigns or is removed from office.

(2)  Both Mr. Uddman and Mrs. Uddman have obligations to entities other than The Engraving Masters, Inc.  We plan to rely exclusively on the services of both Mr. and Mrs. Uddman to set up our business operations.  Mr. and Mrs. Uddman currently work for us on a part-time basis and expect to devote approximately 10-20 hours per week to our business.  Both Mr. and Mrs. Uddman are prepared to dedicate additional time to our operations, as needed.  There are no other full- or part-time employees.

David A. Uddman, President, Chief Executive Officer and Director:  David Uddman has been a laser, computer, and pantograph engraver for approximately 25 years.  He specializes in corporate awards and plaques, as well as nametags and trophies and is proficient in working with many varied engraving mediums. Mr. Uddman is also proficient in many engraving software programs, including E-Machine and Coral Draw.  From 1982 to the present, Mr. Uddman has been employed as an engraving specialist at his family’s business, The Engraver, Inc.

Jolene M. Uddman, Secretary, Treasurer and Director:  From 2003 to the present, Jolene Uddman was employed by the Make-A-Wish Foundation, providing office support and managing volunteer files.  Mrs. Uddman has also been employed by the family engraving business, The Engraver, Inc., where she was the office manger.  Her responsibilities included maintaining accounts payable and receivable, preparing weekly payroll and monthly payroll taxes, managing customer accounts, and assisting with customer orders.  From 1985 to 1988, Mrs. Uddman attended Spokane Community College in Spokane, Washington in pursuit of  an Associates Degree as an Executive Secretary.  From 1988 to 1989, she attended Trend College in Spokane, Washington, where she studied Computerized Information Processing.

Family Relationships

David Uddman and Jolene Uddman are married.

Executive Compensation

Executive Compensation

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen -sation ($)

David Uddman	2007	0	0	0	0	0	0	0
President	2006	0	0	0	0	0	0	0

Jolene Uddma	2007	0	0	0	0	0	0	0
Secretary, Treasurer	2006	0	0	0	0	0	0	0

Directors’ Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers’ Compensation

Since our incorporation on September 11, 2006, no compensation has been paid to our officers.  We do not have employment agreements with any of our officers, directors of employees.  Any future compensation to be paid to these individuals will be determined by the Board of Directors, and employment agreements will be executed.  We do not currently have plans to pay any compensation to our officers or directors until such time as our cash flow is positive.

Stock Option Plan and Other Long-term Incentive Plan

We currently do not have existing or proposed option/SAR grants.

Certain Relationships and Related Transactions

On October 5, 2006, we issued 6,000,000 shares of our $0.001 par value common stock as founders’ shares to David Uddman, our President and a director, in exchange for cash in the amount of $10,000.

We use office space at 3717 W. Woodside, Spokane, Washington 99208.  Mr. and Mrs. Uddman, our directors and officers, are providing the office space at no charge to us.  We believe that this arrangement is suitable given that our current operations are primarily administrative.

On January 12, 2007, we entered into a Procurement Agreement with The Engravers, Inc., an engraving company in Spokane, Washington owned and operated by the family of our officers and directors.  Through the Agreement, we will have access to the inventory and engraving equipment owned by The Engravers.  In accordance with the Agreement, all items and services sold via our proposed website will be acquired and provided by The Engravers.  We will not hire any engraving employees and will not own any capital equipment.  Pursuant to the Procurement Agreement, all products purchased from The Engravers will be acquired at the wholesale cost of the item, calculated as the cost of the inventory, engraving costs, freight in and freight out.

Description of Securities

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share.  As of September 30, 2007, we had 7,630,000 shares of common stock outstanding.  The following summary discusses all of the material terms of the provisions of our common stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

As a holder of our common stock:

1.

You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.

You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.

You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.

You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.

Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions

Our charter and by-laws allow us to authorize the creation and issuance of preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to The Engraving Masters.  The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors.  The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of our company.  Our articles and by-laws do not contain similar provisions.

PART II

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained.  A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resale.  Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops.  We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

There are currently 6,000,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933.  All 6,000,000 shares are held by David Uddman, an affiliates, as that term is defined in Rule 144(a)(1).  In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an “affiliate” of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

At the present time, the resale or transfer of the restricted shares of Common Stock are permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h).

Our sole officer and director, possessing approximately 79% of our voting common stock, controls significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders

As of the date of this prospectus, we have 7,630,000 shares of $0.001 par value common stock issued and outstanding held by 26 shareholders of record.  Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251, phone (480) 481-3940.

Dividends

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock.  Any future determination to pay dividends will be at the discretion of our sole director and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Securities authorized for issuance under equity compensation plans

As of the date of this registration statement, there are no securities authorized for issuance by us under equity compensation plans.

Legal Proceedings

No director, officer, significant employee, or consultant of The Engraving Masters has been convicted in a criminal proceeding, exclusive of traffic violations.

No director, officer, significant employee, or consultant of The Engraving Masters has been permanently or temporarily enjoined, barred, suspended, or otherwise limited from involvement in any type of business, securities or banking activities.

No director, officer, significant employee, or consultant of The Engraving Masters has been convicted of violating a federal or state securities or commodities law.

We are not a party to any pending legal proceedings.

Changes in and Disagreements with Accountants

There have been no changes in or disagreements with The Engraving Masters’ accountants.

Recent Sales of Unregistered Securities

Sales conducted under an exemption from registration provided under Section 4(2)

On October 5, 2006, we issued 6,000,000 shares of our common stock to David Uddman, an officer and director, as founders’ shares in exchange for cash in the amount of $10,000.  We believe that this transaction is exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1.

This issuances did not involve underwriters, underwriting discounts or commissions;

2.

Restrictive legends were placed on all certificates issued;

3.

The distribution did not involve general solicitation or advertising; and

The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.  Mr. Uddman was given access to all information about our business and the opportunity to ask questions and receive answers about our business prior to making any investment decision.

On the basis of the above facts we claim that the issuances of a total of 6,000,000 shares of its Common Stock in October 2006 qualified for the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Sales conducted under Regulation D

In October 2007, we completed an offering of shares common stock in accordance with Regulation D, Rule 504 of the Securities Act, registered by qualification in the State of Nevada, whereby we sold 1,630,000 shares of common stock, par value, at a price of $0.05 per share to 25 non-affiliated investors.  All investors were, at the time of purchase, residents of the State of Nevada.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was underwritten on a best efforts basis.  In regards to the offering closed in October 2007, listed below are the factual circumstances which support the availability of Rule 504:

1.

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

2.

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In October 2007, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,630,000 shares of our common stock to a total of 25 shareholders.  One of these purchasers is our sole officer and director, although at the time of purchase, he was not.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3.

The aggregate offering price for the offering closed in October 2007 was $32,600, all of which was collected from the offering.

Indemnification of Directors and Officers

Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of The Engraving Masters shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of The Engraving Masters or is or was serving at the request of The Engraving Masters as a director, officer, employee or agent of The Engraving Masters, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of The Engraving Masters.  The Engraving Masters shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of The Engraving Masters as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages.  We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Engraving Masters, Inc.

(A Development Stage Company)

Condensed Balance Sheet

as of

September 30, 2007

and

Condensed Statements of Operations

and

Cash Flows

for the three and nine months ended

September 30, 2007 and 2006

and

for the Period

September 11, 2006 (Date of Inception)

through

September 30, 2007

The Engraving Masters, Inc.

(a Development Stage Company)

Condensed Balance Sheet

September 30,
2007
Assets

Current assets:
Cash	$3,993
Loan to related party	50
Total current assets	4,043

$4,043

Liabilities and Stockholders' Equity

Stockholders' equity:
Common stock, $0.001 par value, 200,000,000 shares
authorized, 6,000,000 shares issued and	6,000
Additional paid-in capital	4,275
(Deficit) accumulated during development stage	(6,232)
4,043

$4,043

The accompanying notes are an integral part of these financial statements.

FS1

The Engraving Masters, Inc.

(a Development Stage Company)

Condensed Statements of Operations

	Three Months Ended		Nine Months Ended		September 11, 2006
	September 30,		September 30,		(Inception) to
	2007	2006	2007	2006	September 30, 2007

Revenue	$-	$-	$-	$-	$-

Expenses:
General and administrative expenses	347	206	2,770	206	6,232
Total expenses	347	206	2,770	206	6,232

(Loss) from continuing operations before income taxes	(347)	(206)	(2,770)	(206)	(6,232)

Provision for income taxes	-	-	-	-	-

Net (loss)	$(347)	$(206)	$(2,770)	$(206)	$(6,232)

Weighted average number of
common shares outstanding - basic and fully diluted	6,000,000	-	6,000,000	-

Net (loss) per share - basic and fully diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

FS2

The Engraving Masters, Inc.

(a Development Stage Company)

Condensed Statements of Cash Flows

	For the nine months ended		September 11, 2006
	September 30,		(inception) to
	2007	2006	2007
Cash flows from operating activities
Net (loss)	$ (2,770)	$ (206)	$ (6,232)
Changes in operating assets and liabilities:
Increase in accounts payable	-	31	-
(Increase) in loans to related party	(50)	-	(50)
Net cash (used) by operating activities	(2,820)	(175)	(6,282)

Cash flows from financing activities
Donated capital	-	275	275
Issuances of common stock	-	-	10,000
Net cash provided by financing activities	-	275	10,275

Net increase in cash	(2,820)	100	3,993
Cash - beginning	6,813	-	-
Cash - ending	$ 3,993	$ 100	$ 3,993

Supplemental disclosures:
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

FS3

The Engraving Masters, Inc.

(a Development Stage Company)

Notes to Condensed Financial Statements

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein.  It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2006 and notes thereto included in the Company's 10-SB registration statement.  The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - History and organization of the company

The Company was organized September 11, 2006 (Date of Inception) under the laws of the State of Nevada, as The Engraving Masters, Inc.  The Company is authorized to issue up to 200,000,000 shares of its common stock with a par value of $0.001 per share.

The business of the Company is to sell engraved awards and collectibles via the Internet.  The Company has limited operations and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), “Accounting and Reporting by Development Stage Enterprises,” the Company is considered a development stage company.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company had a net loss of $6,232 and had no sales for the period from September 11, 2006 (inception) to September 30, 2007.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.  Management has plans to seek capital through a public offering of its common stock.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might arise from this uncertainty.

FS4

The Engraving Masters, Inc.

(a Development Stage Company)

Notes to Condensed Financial Statements

Note 4 - Stockholders’ equity

The Company is authorized to issue 200,000,000 shares of its $0.001 par value common stock.

On September 14, 2006, the sole officer and director of the Company paid for expenses on behalf of the Company in the amount of $175.  The entire amount was donated, is not expected to be repaid and is considered to be additional paid-in capital.

On September 25, 2006, the sole officer and director of the Company donated cash in the amount of $100.  The entire amount is considered to be additional paid-in capital.

On October 5, the Company issued 6,000,000 shares of its no par value common stock as founders’ shares to an officer and director in exchange for cash in the amount of $10,000.

As of September 30, 2007, there have been no other issuances of common stock.

Note 5 - Warrants and options

As of September 30, 2007, there were no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Related party transactions

In September 2006, an officer, director and shareholder of the Company paid for incorporation expenses on behalf of the Company in the amount $175.  The full amount has been donated and is not expected to be repaid and is thus categorized as additional paid-in capital.

Also in September 2006, an officer, director and shareholder of the Company donated cash in the amount of $100 to the Company.  The full amount has been donated and is not expected to be repaid and is thus categorized as additional paid-in capital.

In September 2007, the Company loaned an officer, director and shareholder of the Company $50.  This loan to a related party bears no interest and is due upon demand.

The Company does not lease or rent any property.  Office services are provided without charge by an officer and director of the Company.  Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.  The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.  The Company has not formulated a policy for the resolution of such conflicts.

FS5

PART III

Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed September 11, 2006
b. By-Laws of the Company adopted September 14, 2006

10	Material Contracts
a. Procurement Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ENGRAVING MASTERS, INC.
(Registrant)

Date:	November 20, 2007	By:	/s/ David Uddman
(Signature)
David Uddman, President
(Name and Title)